SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Ship Lease, Inc.

(Name of Issuer)

Class A Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

Michael S. Gross

500 Park Avenue, 5th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y27183105

(1)	Name of reporting person. Michael S. Gross
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
(6)	Citizenship or place of organization. United States of America

Number of shares beneficially owned by each reporting person with (also see Items 4 and 5):	(7) Sole voting power: 14,633,645(1)
(8) Shared voting power: 0
(9) Sole dispositive power: 14,633,645(1)
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4). 14,633,645(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	☐
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 35.08%(2)
(14)	Type of reporting person (see instructions). IN

(1)	Reflects the aggregate amount beneficially owned as of August 14, 2008.
(2)	Based upon 41,711,129 outstanding shares, which includes the 33,203,841 Class A Common Shares of the Issuer issued and outstanding as of August 14, 2008, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on August 20, 2008, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders, LLC and the 5,500,000 Class A Common Shares underlying the Founder Warrants held by Marathon Investors.

CUSIP No. Y27183105

(1)	Name of reporting person. Marathon Founders, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
(6)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with (also see Items 4 and 5):	(7) Sole voting power: 5,808,645(1)
(8) Shared voting power: 0
(9) Sole dispositive power: 5,808,645(1)
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4). 5,808,645(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	☒
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 16.04%(2)
(14)	Type of reporting person (see instructions). OO

(1)	Reflects the aggregate amount beneficially owned as of August 14, 2008.
(2)	Based upon 36,211,129 outstanding shares, which includes the 33,203,841 Class A Common Shares of the Issuer issued and outstanding as of August 14, 2008, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on August 20, 2008, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders, LLC.

CUSIP No. Y27183105

(1)	Name of reporting person. Marathon Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
(6)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with (also see Items 4 and 5):	(7) Sole voting power: 5,500,000(1)
(8) Shared voting power: 0
(9) Sole dispositive power: 5,500,000(1)
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 4). 5,500,000(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	☒
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 14.21%(2)
(14)	Type of reporting person (see instructions). OO

(1)	Reflects the aggregate amount beneficially owned as of August 14, 2008.
(2)	Based upon 38,703,841 outstanding shares, which includes the 33,203,841 Class A Common Shares of the Issuer issued and outstanding as of August 14, 2008, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on August 20, 2008, as well as the 5,500,000 Founder Warrants held by Marathon Investors, LLC.

3.1

Item 1.	Security and Issuer.

Title and class of securities: Class A common shares, par value $0.01 per share (“Class A Common Shares”).

Issuer: Global Ship Lease, Inc. (“Global Ship Lease”).

Name and address of the principal executive office of the Issuer: Global Ship Lease, Inc. c/o 10 Greycoat Place, London, SWIP 1SB, United Kingdom.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”):

i.	Michael S. Gross (“Mr. Gross”);

ii.	Marathon Founders, LLC (“Marathon Founders”), a Delaware limited liability company; and

iii.	Marathon Investors, LLC (“Marathon Investors”), a Delaware limited liability company.

(b)	The business address of the Reporting Persons is 500 Park Avenue, 5th Floor, New York, NY 10022.

(c)	Mr. Gross is a senior partner in Magnetar Capital Partners LP, the holding company for Magnetar Financial LLC. In addition, Mr. Gross is the chairman, chief executive officer and managing member of Solar Capital, LLC. Mr. Gross is also the owner and managing member of Marathon Founders and Marathon Investors. Marathon Founders’ and Marathon Investors’ sole business purpose is to hold securities purchased prior to the initial public offering of Marathon Acquisition Corp. (“Marathon”). Mr. Gross is also the chairman of the board of Global Ship Lease as a result of the Merger (as defined below). The principal business address of the Reporting Persons is 500 Park Avenue, 5th Floor, New York, NY 10022.

(d)	None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Gross is a citizen of the United States of America.

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

Attached as Appendix A is the information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 11, 2008, Marathon entered into a stock purchase plan (the “DSO Stock Purchase Plan”) by and between Marathon and Drawbridge DSO Securities LLC (“DSO”), pursuant to which DSO sold to Marathon 1,260,000 Class A Common Shares at a purchase price of $7.935 per share. This purchase was subject to the closing of the Merger (defined below) and took place two business days after the date of the consummation of the Merger. On August 11, 2008, Marathon and Mr. Gross entered into an Assignment and Acceptance Agreement (the “DSO Assignment Agreement”) pursuant to which Marathon assigned the right to purchase 250,000 Class A Common Shares pursuant to the DSO Stock Purchase Plan to Mr. Gross. Mr. Gross used personal funds for such purchase. These Class A Common Shares are not subject to the Stockholders Agreement (defined below).

On August 11, 2008, Marathon entered into a stock purchase plan (the “Fir Tree Stock Purchase Plan”) by and between Marathon and Fir Tree SPAC Holdings I, LLC (“Fir Tree”), pursuant to which Fir Tree sold to Marathon 3,176,620 Class A Common Shares at a purchase price of $7.935 per share. This purchase was subject to the closing of the Merger and took place on the date that Marathon’s trust account was distributed in accordance with the Merger. On August 11, 2008, Marathon and Mr. Gross entered into an Assignment and Acceptance Agreement (the “Fir Tree Assignment Agreement”) pursuant to which Marathon assigned the right to purchase 1,075,000 Class A Common Shares pursuant to the Fir Tree Stock Purchase Plan to Mr. Gross. Mr. Gross used personal funds for such purchase. These Class A Common Shares are not subject to the Stockholders Agreement.

Other than as set forth above, the Reporting Persons acquired their interests in the securities described in Item 5 of this statement through the Merger Agreement (defined below) as described in more detail in Item 4.

The Reporting Persons acquired the securities of Global Ship Lease for investment purposes, except as otherwise stated herein. The information set forth in Item 4 of this Schedule 13D are hereby incorporated by reference herein.

Item 4.	Purpose of Transaction.

Marathon was formed on April 27, 2006 as a blank check company for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or similar business combination, one or more operating businesses (a “Business Combination”). Marathon Founders, which is owned and controlled by Mr. Gross, and certain individuals were the founding shareholders of Marathon (the “Founders”), having purchased 9,225,000 shares of Marathon’s common stock and 150,000 shares of Marathon’s common stock, respectively (the “Founders’ Common Stock”) in private placements that occurred prior to Marathon’s initial public offering (the “IPO”) on August 30, 2006, in which Marathon offered for sale 37,500,000 of its units, each unit consisting for one share of Marathon’s common stock and one warrant (the “Warrants”). On September 27, 2006, the underwriters exercised their over-allotment option and purchased an additional 2,535,850 units, for an aggregate of 40,035,850 units sold to the public in connection with the IPO. In addition, on May 11, 2006, Marathon Investors, owned and controlled by Mr. Gross, agreed to purchase an aggregate of 5,500,000 warrants (the “Founder Warrants”) at a purchase price of $1.00 per warrant in a private placement that occurred immediately prior to the consummation of Marathon’s IPO pursuant to a purchase agreement (the “Founder Warrant Purchase Agreement”). The Warrants and the Founder Warrants were issued pursuant to a Warrant Agreement, dated as of August 30, 2006 by and between Marathon and The Bank of New York, a New York trust company (the successor thereto under the Warrant Agreement, Mellon Investor Services LLC, a New Jersey limited liability company), as Warrant Agent, (the “Warrant Agreement”). Each Warrant entitles the holder to purchase one share of Marathon’s common stock at a price of $6.00. Pursuant to the Warrant Agreement, the Founder Warrants held by Marathon Investors (i) were not exercisable until the consummation of a Business Combination, (ii) were not transferable or salable by Marathon Investors or its permitted transferees until Marathon completed a Business Combination and (iii) will not be redeemed by Marathon while they are held by Marathon Investors or a permitted transferee. The Warrants and the Founder Warrants will expire on August 24, 2010, unless earlier redeemed. The conditions to exercise the Founder Warrants have been satisfied and such Founder Warrants are freely transferable and salable.

On March 18, 2008, Marathon entered into a supplemental agreement (the “First Supplemental Founder Warrant Purchase Agreement”) to the Founder Warrant Purchase Agreement to correct an inconsistency in Exhibit B to the Founder Warrant Purchase Agreement, which sets forth the restrictive legend to be placed on the Founder Warrants.

On March 18, 2008, Marathon entered into a supplemental agreement (the “First Supplemental Warrant Agreement”) to correct a defective provision, consistent with the terms of the Warrant Agreement and the disclosure contained in Marathon’s prospectus, dated August 24, 2006, as to that number of authorized shares underlying the Warrant Certificates (as such term is defined in the Warrant Agreement) that Marathon may execute pursuant to the Warrant Agreement.

On March 24, 2008, Marathon entered into a second supplemental agreement (the “Second Supplemental Warrant Agreement”) to the Warrant Agreement to alter certain rights affecting the Founder Warrants, consistent with the terms of the Warrant Agreement and having received unanimous consent from all of the holders of the Founder Warrants, to provide that (i) the Founder Warrants must be exercised on a cashless basis and (ii) the Founder Warrants would be subject to Marathon’s right of Redemption (as such term is defined in the Warrant Agreement), in each case, if and only if the Merger was consummated. The Merger has been consummated, thus the amendments to the Warrant Agreement set forth in the Second Supplemental Warrant Agreement are in effect.

On August 6, 2008, Marathon entered into a third supplemental warrant agreement (the “Third Supplemental Warrant Agreement”) to amend the Warrant Agreement (i) by amending the definition of “business combination” in the Warrant Agreement to include (a) the merger of Marathon with and into another entity and (b) a merger of Marathon into or with a non-U.S. entity and the subsequent business combination with another entity and (ii) by making a conforming change to the merger provision in the Warrant Agreement to include a merger of Marathon into or with a non-U.S. entity. On August 6, 2008, Marathon had concluded its consent solicitation having received the requisite consent of at least a majority of its issued and outstanding warrants to amend the Warrant Agreement pursuant to the Third Supplemental Warrant Agreement.

On March 21, 2008, Marathon, GSL Holdings, Inc., CMA CGM S.A. (“CMA CGM”) and Global Ship Lease, Inc. entered into the Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Marathon merged with and into GSL Holdings, Inc., its newly-formed, wholly owned Marshall Islands subsidiary, and then Global Ship Lease merged with and into GSL Holdings, Inc., with GSL Holdings, Inc. continuing as the surviving company incorporated in the Republic of the Marshall Islands and renamed “Global Ship Lease, Inc.” (such mergers collectively, the “Merger”). The Merger Agreement was amended on June 2, 2008 (the “Merger Amendment”), July 3, 2008 (the “Second Merger Amendment”) and July 23, 2008 (the “Third Merger Amendment”). The Merger was consummated on August 14, 2008. In connection with the Merger, and pursuant to the Merger Agreement, as amended, each share of common stock of Marathon issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement, as amended) was converted into the right to receive one Class A Common Share of Global Ship Lease, except that, of the aggregate of 9,375,000 shares received by Marathon Founders, LLC and the outside directors of Marathon, (A) 2,846,906 were Class A Common Shares and (B) in lieu of an aggregate of 6,528,094 Class A Common Shares, (x) a portion equaling 3,471,906 shares were Class B Common Shares and (y) a portion equaling 3,056,188 shares were Class A Warrants of Global Ship Lease, in each case determined on a pro rata basis based on the shareholdings of Marathon common stock held by each of Marathon Founders, LLC and the outside directors of Marathon, as of the date of the Merger Agreement, as amended. In addition, CMA CGM received the right to receive an aggregate of (w) 6,778,650 Class A Common Shares, 3,934,050 Class B Common Shares and 12,375,000 Class C Common Shares, (x) 3,131,900 Class A Warrants, (y) 1,000 Series A Preferred Shares of the Global Ship Lease and (z) $18,570,135 in cash. Each outstanding warrant to acquire a share of Marathon common stock has become a warrant to receive one Class A Common Share of Global Ship Lease. Each outstanding unit of Marathon represents one Class A Common Share of Global Ship Lease and a warrant to acquire one Class A Common Share of Global Ship Lease.

Each of the Reporting Persons intends to review his or its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of Global Ship Lease, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of Global Ship Lease owned by him or it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of this Item 4.

Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its future courses of action (as well as to the specific elements therein), each Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: Global Ship Lease’s business and prospects; other developments concerning Global Ship Lease and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of Global Ship Lease. Except as set forth herein (and after giving effect to the consummated Merger), the Reporting Persons have no present plans or proposals that relate to or that would result in:

(a)	The acquisition by any person of additional securities of Global Ship Lease, or the disposition of securities of Global Ship Lease;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Global Ship Lease;

(c)	a sale or transfer of a material amount of assets of Global Ship Lease;

(d)	any change in the present board of directors or management of Global Ship Lease, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Global Ship Lease;

(f)	any other material change in Global Ship Lease’s business or corporate structure;

(g)	changes in Global Ship Lease’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Global Ship Lease by any person;

(h)	causing a class of securities of Global Ship Lease to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of securities of Global Ship Lease becoming eligible for termination of registration pursuant to Section 12(g)(5) of the Act; or

(j)	any action similar to any of those enumerated above.

Each of the Founder Warrant Purchase Agreement, the First Supplemental Founder Warrant Purchase Agreement, the Warrant Agreement, the First Supplemental Warrant Agreement, the Second Supplemental Warrant Agreement, the Third Supplemental Warrant Agreement, the Merger Agreement, the Merger Amendment, the Second Merger Amendment and the Third Merger Amendment, or forms thereof, which are filed as Exhibits 1 through 10 hereto, respectively, and the information set forth in Item 3 of this Schedule 13D is incorporated by reference herein and the descriptions of such documents in this Schedule 13D are qualified in their entirety by reference to such documents.

Item 5.	Interest in Securities of the Issuer.

(a) The information required by this paragraph is set forth in rows (11) through (13) of the cover page of this Schedule 13D and is incorporated herein by reference. The information in this Item 5(a) gives effect to the consummation of the Merger. As of August 14, 2008, the Reporting Persons are the beneficial owner of an aggregate of approximately 35.08% of the issued and outstanding Class A Common Shares (based upon 41,711,129 outstanding shares, which includes the 33,203,841 Class A Common Shares of the Issuer issued and outstanding as of August 14, 2008, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on August 20, 2008, as well as the 3,007,288 Class A Common Shares underlying the Class A Warrants held by Marathon Founders, LLC and the 5,500,000 Class A Common Shares underlying the Founder Warrants held by Marathon Investors). Marathon Founders holds 2,801,356 of the Class A Common Shares and 3,007,288 Class A Warrants that are exercisable for Class A Common Shares beneficially owned by Mr. Gross. Mr. Gross may be considered to have beneficial ownership of Marathon Founders’ interests in Marathon.

(b) The response of the Reporting Persons to (i) rows (7) through (10) of the cover page of this statement and (ii) Item 5(a) are incorporated herein by reference.

(c) Other than the purchases pursuant to the DSO Assignment Agreement, the Fir Tree Assignment Agreement, and the acquisition of securities of Global Ship Lease pursuant to the consummation of the Merger, as described in Items 3 and 4 herein and incorporated herein by reference, the Reporting Persons have not effected any other transactions in the Class A Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders Agreement

On the effective date of the Merger, in connection with the consummation of the Merger, GSL Holdings, Inc. (to be renamed Global Ship Lease) (“GSL Holdings”) entered into a stockholders agreement with CMA CGM and Marathon Founders (the “Stockholders Agreement”), pursuant to which such shareholders agreed not to transfer any common shares of GSL Holdings (excluding common shares underlying the Founder Warrants or received with respect to Marathon securities purchased after Marathon’s IPO) prior to the first anniversary of the date of the Merger other than to affiliates or to the members of Marathon Founders who agree to be subject to such transfer restrictions. Notwithstanding the foregoing, CMA CGM is permitted to transfer (i) up to 4,094,600 Class A common shares after the date that is 120 days after the date of the Merger, (ii) Class A common shares to the extent necessary for CMA CGM to satisfy its obligation to return any prepaid amounts pursuant to the asset purchase agreement on or after March 31, 2009, and (iii) up to 125,000 common shares to its directors and employees.

In addition, for a period of five years from the date of the Merger, CMA CGM agreed not to:

•	acquire additional common shares or other equity securities of GSL Holdings;

•	make any tender offer or exchange offer for any common shares or other equity securities of GSL Holdings;

•

make, or take any action to solicit, initiate or encourage, any offer or proposal for, or any indication of interest in, a merger, other business combination or other extraordinary transaction involving GSL Holdings or any of its subsidiaries, or the acquisition of any common shares or other equity interest in, or a substantial portion of the assets of, GSL Holdings or any of its subsidiaries;

•	propose any changes to the size or members of the board of directors of GSL Holdings;

•

solicit, or become a participant in any solicitation of, any proxy from any holder of common shares in connection with any vote on the matters described in the two preceding bullet points above, or agree or announce its intention to vote with any person undertaking a solicitation or grant any proxies with respect to any common shares to any person with respect to such matters, or deposit any common shares in a voting trust or enter into any other arrangement or agreement with respect to the voting thereof; or

•	form, join or in any way participate in a “group” (within the meaning of the Securities Exchange Act of 1934, as amended) with respect to any common shares of GSL Holdings.

These standstill restrictions will be temporarily released (i) in the event GSL Holdings or its shareholders receive an unsolicited third party tender offer or exchange offer to acquire at least a majority of the outstanding common shares or there is a public announcement of a proposal or offer, or commencement of a proxy contest, to effect a change of control of GSL Holdings, until such time as the board of directors of GSL Holdings notifies CMA CGM that in the good faith determination of the board of directors such offer or proposal or proxy contest has concluded or been withdrawn, (ii) to allow CMA CGM to respond to any vote, offer or other transaction involving a tender offer or exchange offer or a merger, business combination, sale of a substantial portion of assets or other extraordinary transaction that has been approved by the board of directors and/or for which the board of directors has granted its recommendation and (iii) with the prior consent of GSL Holdings. GSL Holdings agrees to include such standstill exceptions in any shareholder rights plan it may adopt.

Registration Rights Agreement

On the effective date of the Merger, in connection with the consummation of the Merger, GSL Holdings entered into a registration rights agreement with Mr. Gross, Marathon Founders, Marathon Investors, CMA CGM and certain other holders of GSL Holdings securities (the “Registration Rights Agreement”). Under the Registration Rights Agreement, GSL Holdings agreed to register for resale on a registration statement under the Securities Act of 1933, as amended, and applicable state securities laws, the common shares to be issued to such shareholders pursuant to the Merger or upon exercise of the warrants held by such shareholders. CMA CGM will have the right to demand up to three registrations and the Marathon initial stockholders will have the right to demand up to two registrations. These shareholders will also have the right to request that GSL Holdings file a shelf registration statement with respect to their common shares as soon as the applicable transfer restrictions under the stockholders agreement expire.

In addition, these shareholders will also have piggyback registration rights allowing them to participate in offerings by GSL Holdings and in demand registrations of the other shareholders. GSL Holdings will be obligated to pay all expenses incidental to the registration, excluding underwriter discounts and commissions.

Class A Warrant Agreement

On the Effective Date, in connection with the consummation of the Merger, Marathon Founders, LLC and the other holders of Class A Warrants entered into a warrant agreement (the “Class A Warrant Agreement”) with Global Ship Lease. Under the Class A Warrant Agreement, each Class A Warrant will entitle the registered holder to purchase one Class A Common Share at a price of $9.25 per share, subject to adjustment. The warrants will be exercisable upon issuance in the Merger and will expire on September 1, 2013. The Class A Warrants may only be exercised if a registration statement under the Securities Act of 1933 is effective and a prospectus is available for delivery by Global Ship Lease.

Class B Common Shares

It is understood that the rights of holders of Class B common shares will be identical to those of holders of Class A Common Shares subject to meeting certain tests, except that the holders of Class B common shares will not be entitled to receive any dividends with respect to any quarter prior to the fourth quarter of 2008 and their dividend rights will be subordinated to those of holders of Class A Common Shares until at least the third quarter of 2011 absent a prior change in control (as defined in Global Ship Lease’s amended and restated articles of incorporation (the “Articles of Incorporation”). In general, during the subordination period, Global Ship Lease will pay quarterly dividends on its Class A Common Shares and subordinated Class B common shares from its operating surplus (as defined in the Articles of Incorporation) in the following manner:

first, 100% to all Class A Common Shares, pro rata, until each outstanding common share has been paid an amount equal to the applicable base dividend for that quarter;

second, 100% to all Class A Common Shares, pro rata, until they have received any unpaid arrearages in the base dividend for prior quarters during the subordination period;

third, 100% to all subordinated Class B common shares, pro rata, until each outstanding Class B common share has been paid an amount equal to the applicable base dividend for that quarter;

after that, 100% to all Class A and Class B common shares, pro rata, as if they were a single class.

Global Ship Lease expects to pay regularly quarterly dividends of $0.23 per share on its Class A common shares beginning with respect to the third quarter of 2008. In addition to its regular dividend payments, Global Ship Lease intends to pay a starting dividend of $0.23 per Class A common share in early September. Subject to subordination provisions, the company also expects to pay regular quarterly dividends of $0.23 per share on its Class B common shares beginning with respect to the fourth quarter of 2008.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. The description of the Merger Agreement, Merger Amendment, Second Merger Amendment, Third Merger Amendment, Stockholders Agreement, Registration Rights Agreement, Class A Warrant Agreement, the Founder Warrant Purchase Agreement, the First Supplemental Founder Warrant Purchase Agreement, the Warrant Agreement, the First Supplemental Warrant Agreement, the Second Supplemental Warrant Agreement, the Third Supplemental Warrant Agreement, and the Amended and Restated Articles of Incorporation are qualified in their entirety by reference to the instruments filed as exhibits to this statement, which are incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits.

1.	Founder Warrant Purchase Agreement, dated as of May 11, 2006, by and between Marathon Acquisition Corp. and Marathon Investors, LLC, incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333-141593) filed on June 29, 2006.

2.	First Supplemental Founder Warrant Purchase Agreement, dated March 18, 2008, by and between Marathon Acquisition Corp. and Marathon Investors, LLC., incorporated by reference to Exhibit 4.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on March 25, 2008.

3.	Form of Warrant Agreement by and between Marathon Acquisition Corp. and Bank of New York, incorporated by reference to Exhibit 4.4 to Amendment No. 5 to Marathon Acquisition Corp.’s Registration Statement on Form S-1 (File No. 333- 134078) filed on August 23, 2006.

4.	First Supplemental Warrant Agreement, dated March 18, 2008, by and between Marathon Acquisition Corp. and Bank of New York, as Warrant Agent, incorporated by reference to Exhibit 4.2 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on March 25, 2008.

5.	Second Supplemental Warrant Agreement, dated March 24, 2008, by and between Marathon Acquisition Corp. and Bank of New York, as Warrant Agent, incorporated by reference to Exhibit 4.3 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on March 25, 2008.

6.	Third Supplemental Warrant Agreement, dated August 6, 2008, by and between Marathon Acquisition Corp. and Bank of New York, as Warrant Agent, incorporated by reference to Exhibit 4.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on August 7, 2008.

7.	Agreement and Plan of Merger, dated as of March 21, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on March 25, 2008.

8.	Amendment to Agreement and Plan of Merger, dated June 2, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on June 3, 2008.

9.	Second Amendment to Agreement and Plan of Merger, dated July 3, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on July 8, 2008.

10.	Third Amendment to Agreement and Plan of Merger, dated July 23, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and Global Ship Lease, Inc., incorporated by reference to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on July 24, 2008.

11.	Form of Registration Rights Agreement by and among Marathon Founders, LLC, Marathon Investors, LLC, Adam Aron, Robert Sheft, Irwin Simon, Michael Gross, CMA CGM S.A. and GSL Holdings, Inc., incorporated by reference to Exhibit A-1 to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on July 24, 2008.

12.	Form of Stockholders Agreement by and among CMA CGM S.A, Marathon Founders, LLC and GSL Holdings, Inc., incorporated by reference to Exhibit B of Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on June 3, 2008.

13.	Form of Class A Common Stock Warrant Agreement by and among Global Ship Lease, Inc., Marathon Founders, LLC, CMA CGM S.A., Adam Aron, Irwin Simon and Robert Sheft, incorporated by reference to Exhibit E to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on July 24, 2008.

14.	Form of Amended and Restated Articles of Incorporation of GSL Holdings Inc., incorporated by reference to Exhibit C to Exhibit 2.1 to Marathon Acquisition Corp.’s Current Report on Form 8-K filed on July 8, 2008.

15.	Joint Filing Agreement, dated August 25, 2008, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 25, 2008

	By:	/s/ Michael S. Gross
	Name:	Michael S. Gross

MARATHON FOUNDERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

MARATHON INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF MARATHON FOUNDERS, LLC

Name	Position	Address
Michael Gross	Managing Member	500 Park Avenue 5th Floor New York, NY 10022

DIRECTORS AND EXECUTIVE OFFICERS OF MARATHON INVESTORS, LLC

Name	Position	Address
Michael Gross	Managing Member	500 Park Avenue 5th Floor New York, NY 10022